SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4 )*

General Growth Properties, Inc.
(Name of Issuer)
Common Stock, $.01 par value per share
(Title of Class of Securities)
370021107
(CUSIP Number)
Marshall E. Eisenberg
Neal, Gerber & Eisenberg LLP
Two North LaSalle Street, Suite 2200
Chicago, Illinois 60602
(312) 269-8000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
March 2, 2009
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	370021107	13D	Page	2	of	7

1.	NAMES OF REPORTING PERSONS General Trust Company

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	BK

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

	South Dakota

	7.	SOLE VOTING POWER

NUMBER OF		10,368,092

SHARES	8.	SHARED VOTING POWER*
BENEFICIALLY
OWNED BY		56,476,110

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		10,368,092

WITH	10.	SHARED DISPOSITIVE POWER*

		56,476,110

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*:

	66,844,202

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	21.1%

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO
*Includes 2,817,811 shares of common stock, par value $.01 per share, of General Growth Properties, Inc. issuable upon conversion of certain units of limited partnership interest in GGP Limited Partnership.

CUSIP No.	370021107	13D	Page	3	of	7

1.	NAMES OF REPORTING PERSONS M.B. Capital Partners III

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	BK

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

	South Dakota

	7.	SOLE VOTING POWER

NUMBER OF		0

SHARES	8.	SHARED VOTING POWER*
BENEFICIALLY
OWNED BY		56,476,110

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10.	SHARED DISPOSITIVE POWER*

		56,476,110

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:*

	56,476,110

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	17.9%

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN
*Includes 2,817,811 shares of common stock, par value $.01 per share, of General Growth Properties, Inc. issuable upon conversion of certain units of limited partnership interest in GGP Limited Partnership.

CUSIP No.	370021107	13D	Page	4	of	7

1.	NAMES OF REPORTING PERSONS M.B. Capital Units L.L.C.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	BK

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7.	SOLE VOTING POWER

NUMBER OF		0

SHARES	8.	SHARED VOTING POWER*
BENEFICIALLY
OWNED BY		45,167,821

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10.	SHARED DISPOSITIVE POWER*

		45,167,821

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:*

	45,167,821

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	14.3%

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO
*Includes 2,817,811 shares of common stock, par value $.01 per share, of General Growth Properties, Inc. issuable upon conversion of certain units of limited partnership interest in GGP Limited Partnership.

CUSIP No.	370021107	13D	Page	5	of	7
Except as specifically amended hereby, all other provisions of the Reporting Persons’ 13D filed on August 21, 2007, as amended by Amendment No. 1 filed with the Securities and Exchange Commission (the “SEC”) on April 1, 2008, Amendment No. 2 filed with the SEC on October 17, 2008 and Amendment No. 3 filed with the SEC on January 7, 2009 (as so amended, the “Schedule 13D”) remain in full force and effect. Capitalized terms used herein and not otherwise defined shall have the same meanings ascribed to them in such Schedule 13D.
Item 4. Purpose of Transaction.
     Item 4 is hereby amended by inserting the following after the fourth paragraph:
On February 25, 2009, M.B. Capital made a pro rata distribution (the “Distribution”) of 12,539,713 shares of Common Stock to its general partners, the GTC Trusts. The Distribution was made to permit GTC, as trustee of each GTC Trust, to make an individual investment decision with respect to the Common Stock distributed to such GTC Trust based on the same factors used by the Reporting Persons as described in the last paragraph of this Item 4. The Distribution did not change the amount of Common Stock beneficially owned by GTC, although GTC now has sole voting and distributive power with respect to such Common Stock.
From February 26 through March 3, 2009, certain GTC trusts sold an aggregate of 5,091,079 shares of the Common Stock to recognize tax losses to offset their respective shares of tax gains resulting from the conversion of the Units by Units L.L.C. on January 2, 2009. None of the sales of Common Stock by GTC were on behalf of trusts for the primary benefit of John Bucksbaum.
Item 5. Interest in Securities of the Issuer.
Item 5 is hereby amended and restated in its entirety as follows:
(a) and (b): To the best knowledge of the Reporting Persons, there were 313,573,413 shares of Common Stock outstanding as of February 20, 2009, as reported in the issuer’s Annual Report on Form 10-K filed with the SEC on February 27, 2009. The Reporting Persons continue to beneficially own 2,817,811 Units which are convertible on a one-for-one basis into shares of Common Stock (the “Remaining Convertible Units”). Based on the foregoing, and assuming the conversion of the Remaining Convertible Units into 2,817,811 shares of Common Stock, the 66,844,202 shares reported herein as beneficially owned by the Reporting Persons constitute 21.1% of the outstanding shares of Common Stock and consist of the following:
(i)	66,844,202 shares beneficially owned by GTC, including 2,817,811 shares issuable upon conversion of the Remaining Convertible Units, or 21.1% of the outstanding shares of Common Stock;

(ii)	56,476,110 shares beneficially owned by M.B. Capital, including 2,817,811 shares issuable upon conversion of the Remaining Convertible Units, or 17.9% of the outstanding shares of Common Stock; and

(iii)	45,167,821 shares beneficially owned by Units L.L.C., including 2,817,811 shares issuable upon conversion of the Remaining Convertible Units, or 14.3% of the outstanding shares of Common Stock.

GTC has the sole power to vote or direct the vote of 10,368,092 shares of Common Stock. GTC, M.B. Capital and Units L.L.C share the power, upon conversion of the Remaining Convertible Units, to vote or direct the vote of 45,167,821 shares of Common Stock. GTC and M.B. Capital share the power, upon conversion of the Remaining Convertible Units, to vote or direct the vote of 56,476,110 shares of Common Stock.

GTC has the sole power to dispose or direct the disposition of 10,368,092 shares of Common Stock. GTC, M.B. Capital and Units L.L.C. share the power, upon the conversion of the Remaining Convertible Units, to dispose or direct the disposition of 45,167,821 shares of Common Stock. GTC and M.B. Capital share the power, upon

CUSIP No.	370021107	13D	Page	6	of	7
conversion of the Remaining Convertible Units, to dispose or direct the disposition of 56,476,110 shares of Common Stock.

Except as set forth below, as of the date hereof, none of the Reporting Persons, nor to the knowledge of any of the Reporting Persons, none of the persons listed in Item 2 hereof, beneficially owns any shares of Common Stock other than the shares owned by the Reporting Persons. Marshall Eisenberg owns 50,000 shares of Common Stock with respect to which Mr. Eisenberg has sole power to vote and to dispose of such shares. E. Michael Greaves owns 6,723 shares of Common Stock with respect to which Mr. Greaves has sole power to vote and to dispose of such shares. Patricia Gessmann owns 673 shares with respect to which Ms. Gessmann has sole power to vote and to dispose of such shares. Earl Melamed owns 5,358 shares with respect to which Mr. Melamed has sole power to vote and to dispose of such shares.

(c)	Except as described in Item 4 above, during the last 60 days, no transactions in the Common Stock were effected by the Reporting Persons, nor to the knowledge of any of the Reporting Persons, any of the persons listed in Item 2 hereof other than the following sales on behalf of certain GTC Trusts in brokers’ transactions:

Date	No. of Shares	Price

2/26/09	1,000,000	$0.69
2/26/09	1,000,000	$0.71
2/27/09	1,000,000	$0.54
3/2/09	1,000,000	$0.48
3/3/09	1,091,079	$0.43
None of the sales of Common Stock by GTC were on behalf of trusts for the primary benefit of John Bucksbaum.

(d)	No persons other than the Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of shares of Common Stock owned by the Reporting Persons.

(e)	Not Applicable.
Item 7. Material to be Filed as Exhibits.
Not Applicable.

CUSIP No.	370021107	13D	Page	7	of	7
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: March 4, 2009

GENERAL TRUST COMPANY
By:	/s/ E. Michael Greaves
	Name:	E. Michael Greaves
	Title:	Vice President

M.B. CAPITAL PARTNERS III
By:	/s/ E. Michael Greaves
	Name:	E. Michael Greaves
	Title:	Vice President

M.B. CAPITAL UNITS LLC By: M.B. Capital Partners III, its sole member

By:	/s/ E. Michael Greaves
	Name:	E. Michael Greaves
	Title:	Vice President